Filed by Tower Semiconductor Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Filer's Commission File No. 000-24790

Subject Company: Jazz Technologies, Inc.
Commission File No. 001-32832

Tower Semiconductor Frequently Asked Questions (FAQs)

Q:	Who is Jazz Technologies?

A:	Jazz Technologies (AMEX:JAZ – News) is the parent company of Jazz Semiconductor, Inc., a leading independent wafer foundry focused on Analog-Intensive Mixed-Signal (AIMS) process technologies. The company’s broad product portfolio includes digital CMOS and specialty technologies, such as RF CMOS, Analog CMOS, Silicon Germanium (SiGe), BiCMOS, Power CMOS and High Voltage CMOS. These technologies are designed for customers who seek to produce analog and mixed-signal semiconductor devices that are smaller and more highly integrated, power-efficient, feature-rich and cost-effective than those produced using standard process technologies. Jazz customers target the wireless and high-speed wire line communications, consumer electronics, automotive and industrial end markets, including defense and aerospace. Jazz’s executive offices and its U.S. wafer fabrication facilities are located in Newport Beach, CA. Jazz Semiconductor also has engineering and manufacturing support in China. For more information, please visit http://www.jazztechnologies.com and http://www.jazzsemi.com.

Q	Why is Tower interested in acquiring Jazz?

A:	We expect the acquisition to make Tower the leading specialty pure-play foundry and the seventh largest pure-play foundry in the world. Jazz process technologies and customer base are highly complementary to Tower with little overlap, thereby allowing us to diversify our process technology portfolio. In particular, we believe our embedded non-volatile memory (NVM) and copper 130 nm technologies will be attractive to Jazz’s customer base when integrated with Jazz’s BCD and SiGe process technologies.

We expect that together we will better serve customer demand for increased analog integration and manufacturing capacity. This presents an exciting opportunity for Tower to address market and technology shifts more competitively in the coming years. We anticipate that this acquisition will also enhance Tower’s ability to access capital to fund its strategic initiatives, including potential expansions into new applications, and to execute a more ambitious product roadmap.

Q	What will be the business strategy for the combined entity?

A:	We believe Tower and Jazz have complementary business strategies. Tower has two distinct customer engagement strategies:

The first is a Process Transfer strategy. We have multiple customers that have transferred their customer-owned process technologies into Tower’s fabs. This provides a high volume IDM order rate for business stability.

The second is the Specialty Segment strategy which focuses on Tower developed specialty processes, including high end CMOS Image Sensor studio camera and medical X-ray, mixed-signal for high fidelity audio systems, RFID unique solutions, very high ESD rating for high speed interfaces (e.g. analog switches, USB switches), advanced power management for lighting, DC to DC converters, gas gauges, high precision analog targeted at aerospace/defense and other high reliability markets (e.g. medical, automotive, industrial). We will strengthen this strategy by expanding our process technology offering with Jazz’s AIMS (Analog Intensive Mixed Signal) technology, SiGe leadership for wireless and wire line applications, unique ability to enable complete radio-on-a-chip, best in class Power Management & BCD technology as well as their superior design enablement capabilities.

Q	How will the combined entity be managed?

A:	Jazz is expected to operate as a standalone separate subsidiary of Tower. Final details of organization integration are expected to be developed over the next several months.

Q:	How will the acquisition affect our customers?

A:	We intend to maintain the existing sales and support structure for customer interface. Our customers will receive the same level of service, quality and support they have received from us in the past. We expect our customers to benefit from the increased manufacturing capacity and broader technology portfolio.

Q:	What will be the total number of employees for the combined entity?

A:	Tower has about 1400 employees and Jazz has about 700 employees. Final details of organization integration are expected to be developed over the next several months.

Q:	What will be the total capacity for the combined entity?

A:	The combined entity is expected to have a capacity of ~750,000 eight inch equivalent wafers a year, including Jazz’s ownership interest in a Fab in China that provides capacity of about 70,000 wafers a year. We believe that our combined internal capacity can be further expanded to 950,000 wafers annually.

Q:	What are the financial details of the acquisition?

A:	The deal is a stock-for-stock transaction. Under the terms of the agreement, Jazz stockholders will receive 1.8 ordinary shares of Tower for every share of Jazz common stock.

Q:	Who will own the combined entity after the acquisition?

A:	The combined company will be owned by the stockholders of both companies. Upon closing of the transaction, Jazz stockholders will own approximately 10% percent of the combined company on a pro forma basis.

Q:	Who will manage the combined entity?

A:	Russell Ellwanger, Tower’s CEO, will spend time at both the company headquarters in Israel as well as our subsidiary headquarters in Newport Beach. The executive team of the combined company has not yet been determined.

Q:	What is the financial profile for the combined entity?

A:	On a pro forma basis, assuming the merger had occurred on January 1, 2007, the combined entity would have had $440 million in annual revenues in 2007, and $79 million in EBITDA.

Q.	How does this transaction affect the cost structure?

A.	Excluding implementation costs, Tower and Jazz believe this acquisition could generate as much as $40 million in annual revenue and cost synergies.

Q:	Will Jazz continue to be public?

A:	Jazz shares will continue to trade on AMEX until the closing of the transaction at which point they will be exchanged for Tower shares. Tower’s shares are publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “TSEM”.

Q:	When will the acquisition be completed?

A:	The transaction is expected to close in the second half of 2008. Until that time, both companies will continue to operate independently.

Forward Looking Statements

These FAQs contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning Tower’s proposed merger with Jazz. These statements are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, customer benefits, costs savings, financial guidance, the timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. The potential risks and uncertainties include, among others, the possibility that the merger does not close or that the closing may be delayed, that expected customer benefits, synergies and costs savings will not be achieved or that the companies are unable to successfully execute their integration strategies, that the companies may be required to modify the terms of the transaction to achieve regulatory approval or for other reasons, that prior to or after the closing of the merger, the businesses of the companies may suffer due to uncertainty, as well as other risks described in the reports filed by Tower and Jazz with the Securities and Exchange Commission (the “SEC”) and, in the case of Tower, the Israel Securities Authority. These filings identify and address other important factors that could cause Tower’s and Jazz’s respective financial and operational results to differ materially from those contained in the forward-looking statements set forth in this document. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Tower or Jazz. Tower and Jazz are providing this information as of the date of this press release and neither Tower nor Jazz undertakes any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Tower intends to file a registration statement on Form F-4 and related materials with the SEC and Jazz expects to mail a Proxy Statement/Prospectus to the stockholders of Jazz containing information about Tower, Jazz and the proposed merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWER, JAZZ AND THE PROPOSED MERGER. The materials to be filed by Tower and Jazz with the SEC may be obtained free of charge at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Tower by directing a written request to: Tower Semiconductor Ltd, P.O. BOX 619, Migdal Haemek, Israel 23105, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Jazz by directing a written request to: Jazz Technologies, Inc., 4321 Jamboree Road, Newport Beach, California 92660, Attn: Investor Relations.

Tower, Jazz and their respective directors, executive officers and other employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Jazz stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and special interests of certain of these executive officers and directors in the proposed merger by reading the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. Information about the executive officers and directors of Jazz and their ownership of Jazz common stock is set forth in the proxy statement for Jazz’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. Information about the executive officers and directors of Tower is set forth in Tower’s annual report on Form 20-F for its fiscal year ended December 31, 2006, which was filed with the SEC on June 25, 2007. These documents are available free of charge at the SEC’s website at www.sec.gov or from the appropriate Investor Relations contacts at Jazz and Tower as described above.

Information about the executive officers and directors of Jazz and their ownership of Jazz common stock is set forth in the proxy statement for Jazz’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2008. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Tower, Jazz and their respective executive officers and directors in the merger by reading the proxy statement/prospectus regarding the merger when it becomes available.